UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D Under the Securities Exchange Act of 1934

MICROBOT MEDICAL INC.
(Name of Issuer)

Common Stock, par value $0.01 per Share
(Title of Class of Securities)

59503A 105
(CUSIP Number)

Moshe Shoham 22 Bedolach Street Hoshaya M.P. Hamovil 17915, Israel 972 4 6569788
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 28, 2016
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

CUSIP No.	59503A 105
1.	Names of Reporting Person: Moshe Shoham
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions): SC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization: Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power: 2,550,231 (see Item 5)
	8.	Shared Voting Power: None
	9.	Sole Dispositive Power: 2,550,231 (see Item 5)
	10.	Shared Dispositive Power: None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,550,231
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):	☐
13.	Percent of Class Represented by Amount in Row (11): 6.9%
14.	Type of Reporting Person (See Instructions): IN

Item 1. Security and Issuer

This statement on Schedule 13D (this “Statement”) relates to the issued and outstanding shares of common stock, par value $0.01 per share (the “Company Common Stock”), of Microbot Medical Inc. f/k/a STEMCELLS, Inc., a Delaware corporation (the “Company”). The principal executive offices of the Company are located at 175 Derby Street, 27/1, Hingham, MA 02043.

Item 2. Identity and Background

This statement is filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended, by Moshe Shoham.  Dr. Shoham is a natural person, and is a director on the Board of Directors of the Company, with an address of 22 Bedolach Street, Hoshaya M.P. Hamovil 17915, Israel.

Dr. Shoham has not, during the past five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction where as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

Dr. Shoham is an Israeli citizen.

Item 3. Source and Amount of Funds or Other Consideration

On November 28, 2016, C&RD Israel Ltd., an Israeli corporation (“Merger Sub”) and a wholly owned subsidiary of the Company, completed its previously announced merger with and into Microbot Medical Ltd., an Israeli corporation (“Microbot Israel”), with Microbot Israel surviving as a wholly-owned subsidiary of the Company (the “Merger”). The Merger was effected pursuant to an Agreement and Plan of Merger and Reorganization, dated August 15, 2016, by and among the Company, Microbot Israel and Merger Sub (the “Merger Agreement”).

Pursuant to the terms of the Merger Agreement, at the effective time of the Merger (the “Effective Time”), each outstanding share of Microbot Israel capital stock was converted into the right to receive approximately 2.90 shares of Company common stock, par value $0.01 per share (the “Common Stock”), after giving effect to the 9-for-1 Reverse Stock Split effected prior to the closing of the Merger. In addition, at the Effective Time, all outstanding options to purchase the ordinary shares of Microbot Israel were assumed by the Company and converted into options to purchase shares of the Common Stock. In connection with the foregoing transactions, at the closing of the Merger, the 881,240 ordinary shares and ordinary shares underlying options of Microbot Israel held by Dr. Shoham were automatically converted into the right to receive an aggregate of 1,842,090 shares of Company Common Stock and options to purchase 708,141 shares of Company Common Stock.

Item 4. Purpose of Transaction

Pursuant to the Merger Agreement and the other agreements and transactions contemplated thereby, Dr. Shoham became the beneficial owner of 1,842,090 shares of Company Common Stock, and options to purchase an aggregate of 708,141 shares of Company Common Stock, which are immediately exercisable. Furthermore, Dr. Shoham was elected as a director on the Board of Directors of the Company.

Dr. Shoham acquired beneficial ownership of the securities of the Company for investment purposes only and with no view to their resale or other distribution of any kind and with no current plans or proposals with respect to the Company or any securities of the Company which relate to or would result in:

(a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the Issuer;

(f) Any other material change in the issuer’s business or corporate structure including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

(g) Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

(h) Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j) Any action similar to any of those enumerated above.

Reference is made to Item 3 herein and hereby is incorporated by reference.

Item 5. Interest in Securities of the Issuer

(a)
As of the date of this report, Dr. Shoham beneficially owns 2,550,231 shares of Company Common Stock, which number of shares represents approximately 6.9% of the outstanding Common Stock based on 36,254,240 shares of outstanding Company Common Stock. Includes options granted to Dr. Shoham to purchase an aggregate of 708,141 shares of Company Common Stock, which options are currently exercisable.

The percentage of ownership reported in this Item 5 was calculated in accordance with Rule 13d-3(d)(1)(i) promulgated under the Securities Exchange Act of 1934, as amended.

(b)	Dr. Shoham has power to vote or direct the vote, and to dispose or direct the disposition, of 1,842,090 shares of Company Common Stock, and 708,141 shares underlying options.

(c)	Except as described herein, the Reporting Person has not effected any transaction in Company Common Stock in the past 60 days.

(d) and (e)	Not applicable

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Reference is made to Items 3 and 4 herein and hereby is incorporated by reference.

Item 7.                      Material to be Filed as Exhibits

Exhibit 1: Agreement and Plan of Merger and Reorganization (1)

__________
(1)	Incorporated by reference to the Company’s Proxy Statement on Schedule 14A filed with the SEC on September 27, 2016.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: December 8, 2016

By:	/s/ Moshe Shoham
Name:	Moshe Shoham